June 10, 2014
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0101

Via EDGAR System

Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Hennessy Mutual Funds, Inc. (File Nos. 333-07595 and 811-07695)
The Hennessy Funds, Inc. (File Nos. 333-00227 and 811-07493)
Hennessy SPARX Funds Trust (File Nos. 333-108229 and 811-21419)
Annual Reports on Form N-CSR Fiscal Year Ended October 31, 2013
Filed January 9, 2014

Dear Ms. Fettig:

On behalf of our clients, Hennessy Funds Trust, Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. and Hennessy SPARX Funds Trust and their operating series (each a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Reports referenced above and related filings (collectively, the “Annual Report”).  The comments were provided by Christina DiAngelo Fettig.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Annual Report;

●
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Christina DiAngelo Fetting
U.S. Securities and Exchange Commission
June 10, 2014

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statement on Form N-1A

2.  The series identified on the Rule 485(a) update to the Registration Statement on Form N-1A, filed on December 13, 2013, appear to be inaccurate.  Please correct and ensure they are inactive.

Response:  The Amendment was filed in connection with the creation of new series of the registrants to be known as the Hennessy Cornerstone Growth Fund, the Hennessy Cornerstone Mid Cap 30 Fund, the Hennessy Cornerstone Value Fund, the Hennessy Total Return Fund, the Hennessy Balanced Fund, the Hennessy Japan Fund and the Hennessy Japan Small Cap Fund, each of which is a successor to a corresponding series of Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. and Hennessy SPARX Funds Trust pursuant to a reorganization.

Subsequent to filing the Amendment, the registrants determined that they had inadvertently used incorrect series and class identifiers in the EDGAR submission.  Therefore, the registrants withdrew the Amendment and refiled a new post-effective amendment with the correct series and class identifiers.

The Funds will ensure that the inaccurate series are inactive.

3.  Some of the series identified on the Rule 485(a) update to the Registration Statement on Form N-1A, filed on February 28, 2014, and the Rule 485(b) update to the Registration Statement on Form N-1A, filed on March 20, 2014, do not have their ticker symbol listed on the EDGAR page.  In the future please ensure the ticker symbol is included.

Response:  The Funds have corrected the information on the EDGAR system to reflect the ticker symbol.

Ms. Christina DiAngelo Fetting
U.S. Securities and Exchange Commission
June 10, 2014

Annual Report on Form N-SAR

4.  The auditor’s report from KPMG LLP, which is attached to the Annual Report on Form N-SAR, filed December 30, 2013, does not contain the auditor’s name.  Please amend this filing to refile the report with the auditor’s name on it.

Response:  The Funds have amended their Annual Reports on Form N-SAR to refile the auditor’s report from KPMG with KPMG’s conformed signature.  The amended Annual Reports were filed on June 9, 2014.

Annual Report on Form N-CSR

5.  Item 4 contains disclosure regarding tax fees paid to the auditor, but does not contain detail regarding these fees.  In future filings, please provide details.

Response:  In future filings, the Funds will describe the nature of the services comprising the tax fees.

6.  On page 11 of the Annual Report, it appears that the performance for the Institutional Class for the periods prior to inception of the Institutional Class have not been adjusted for the share class expense ratio.  In future filings, please indicate whether the prior periods have been adjusted.

Response:  In future filings, when reporting the performance of a share class, the Funds will disclose whether prior periods have been adjusted for the share class expenses.

7.  On page 13, the Performance Narrative for the Hennessy Large Value Fund references Hewlett-Packard Company, but Hewlett-Packard Company is not in the Schedule of Investments for the Hennessy Large Value Fund.  On a supplemental basis, please explain the reason for this discrepancy.

Response:  The Hennessy Large Value Fund held shares of the Hewlett Packard Company (“HP”) at the beginning of fiscal year 2013 (the position was sold on November 20, 2012) and then again purchased shares of HP on November 13, 2013.  Although the Fund only held shares of HP for twenty days during fiscal year 2013, the position was a significant detractor to the Fund’s performance within the Information Technology sector for two reasons.  First, HP’s stock price was down 14% during the first twenty days of fiscal year 2013, which resulted in it being the second largest detractor in the Information Technology sector for the Fund for the year, but its stock price was up 81% for the full fiscal year, which resulted in a very large relative performance difference between the Fund and its benchmark.  The Fund reestablished a position in HP after the end of fiscal year 2013 (on November 13, 2013) but prior to the time the performance narrative was written, which is why it is stated in the narrative that the Fund continued to hold shares of HP.

Ms. Christina DiAngelo Fetting
U.S. Securities and Exchange Commission
June 10, 2014

8.  With regard to the Hennessy Focus Fund, when we calculate the diversification test under the Internal Revenue Code, we calculate a percentage in excess of 50%.  Please confirm that this is due to market fluctuations, and that the Fund was, at quarter end, in compliance with the diversification rules of the Internal Revenue Code.

Response:  The Funds confirm that the Hennessy Focus Fund has been in compliance with the diversification rules of the Internal Revenue Code at each of the quarterly measurement dates, based upon percentage ownership at the time of purchase and excluding any market appreciation.

9.  With regard to the Japan Fund, when we calculate the diversification test under the Investment Company Act, we calculate a percentage in excess of 25%.  Please confirm that this is due to market fluctuations.

Response:  The Funds confirm that the Japan Fund has been in compliance with the diversification rules of the Investment Company Act, based upon percentage ownership at the time of purchase and excluding any market appreciation.  Any fluctuations in exceeding 25% have been due to market fluctuations, and were not the result of acquisitions.

10.  On page 54, the footnote states that the fair value of securities held as collateral for reverse repurchase agreements was $57,997,607 as noted on the Schedule of Investments.  It appears that it is not noted on the Schedule of Investments.

Response:  The Funds note that the U.S. Treasury Bills that are held as collateral are on the Schedule of Investments.  In future filings, the Funds will specifically identify which securities are held as collateral for reverse repurchase agreements.

11.  It appears that on certain Schedules of Investments, under the subheading “Mutual Funds,” the Funds have included business development companies.  Business development companies are not mutual funds and should not be included under this heading.  Please confirm that fees related to business development companies are included in the Funds’ calculation of acquired fund fees and expenses.

Response:  In future filings, the Funds will ensure that business development companies are not included under the subheading “Mutual Funds.”  The Funds confirm that they include fees related to business development companies in their calculation of acquired fund fees and expenses.

12.  The Statement of Assets and Liabilities identifies a “return of capital receivable.”  On a supplemental basis, please explain this item.

Response:  A return of capital receivable can arise when a partnership declares a distribution prior to the balance sheet date but the distribution is not paid until after the balance sheet date if any portion of the distribution is deemed to be a return of capital instead of a dividend.  This circumstance existed with respect to three of the Hennessy Funds as of October 31, 2013.

Ms. Christina DiAngelo Fetting
U.S. Securities and Exchange Commission
June 10, 2014

13.  The “payable to auditor” is greater than the actual “audit fees” paid.  On a supplemental basis, please explain the reason for this.

Response:  Hennessy Advisors, Inc. (“Hennessy Advisors”) purchased the assets related to the management of ten funds previously managed by FBR Fund Advisers in October 2012.  Hennessy Advisors reorganized the assets of three of such funds into existing Hennessy Funds, specifically the Hennessy Cornerstone Growth Fund, the Hennessy Cornerstone Mid Cap 30 Fund, and the Hennessy Cornerstone Large Growth Fund.  At the time of the reorganization, both the FBR Funds and the Hennessy Funds involved in the reorganization had audit fees accrued for fiscal year 2012, which resulted in a large over-accrual of audit fees and a related payable once the funds were combined.  Therefore, the fund accountant for the Hennessy Funds, U.S. Bancorp Fund Services, LLC, reduced the accrual rate for audit fees in fiscal year 2013, which resulted in a lower expense amount in fiscal year 2013 than would otherwise have occurred, but the related payable still existed because audit fees for fiscal year 2013 had not been paid as of October 31, 2013.

14.  We note that there is an interest payable, but no interest expense.  On a supplemental basis, please explain the reason for this.

Response:  Each of the five Hennessy Funds that had an interest payable as of October 31, 2013 but no interest expense for fiscal year 2013 began the fiscal year with an interest payable due to an over-accrual of interest in a prior fiscal year.  For example, if one of the Hennessy Funds borrows under their line of credit, the fund accountant for the Hennessy Funds, U.S. Bancorp Fund Services, LLC, will estimate the amount of interest expense and make offsetting entries to accrued interest payable and interest expense.  If the actual interest paid is less than the estimated amount, then part of the payable will remain on the balance sheet until it can be utilized to pay a future expense.

15.  We note that the Hennessy Japan Fund had a return of capital.  Please confirm that the Funds have complied with Section 19(a) of the Investment Company Act.

Response:  The Funds confirm that they have complied with Section 19(a) of the Investment Company Act.

16.  With regard to foreign currency translation, do the Funds isolate that portion of the results of operations resulting from fluctuations in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held?  Please note this in future filings.

Response:  The Funds do not isolate that portion of the results of operations resulting from fluctuations in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.  Such fluctuations are included with the net realized and unrealized gain or loss on investments.  In future filings, the Funds will note this in their disclosure.

Ms. Christina DiAngelo Fetting
U.S. Securities and Exchange Commission
June 10, 2014

17.  On page 152, does the 1.26% expense ratio of the Hennessy Total Return Fund include the effective interest expense?  Please provide us with a response, and consider whether the disclosure should be adjusted in future filings.

Response:  The above referenced disclosure did not include the effective interest expense.  In the future, the Funds will ensure the effective interest expense is included, and will revise the disclosure as appropriate.

Prospectus

18.  In the narrative discussion on hypothetical performance, consider disclosing what years are net of fees and expenses.

Response:  In future filings, the Funds will note what years are net of fees and expenses in the narrative disclosure.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer